UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    July 2008                                   File No:  001-33580

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated July 9, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: July 9, 2008

Signed:  /s/ Michael Bebek

                  Michael Bebek

Corporate Secretary

PRESS RELEASE
TSX-V:  KGN
AMEX: KGN

KEEGAN DRILLS 12 METERS OF 11.6 G/T AND 25 METERS OF 4.03 G/T GOLD IN NORTH STEPOUT HOLES AT ESAASE

Vancouver, BC, July 9, 2008 - Keegan Resources Inc. ("Keegan") is pleased to announce results from step out and infill drilling at the Esaase property. Highlights include 12 meters of 11.6 g/t (including 3 meters of 44.1 g/t Au) and 25 meters of 4.03 g/t Au in holes KEDD419 and 416 respectively.  The results indicate excellent grades and good continuity of mineralization for at least 430 meters north of Keegan’ s 43-101 resource.  The 12 meters of 11.6 g/t Au in hole 419 was intercepted at 32 meters true depth and Keegan believes that it will project to surface as seen throughout the deposit.   Keegan also hit 6 meters of 7.62 g/t Au 815 meters north of the 43-101 resource and received good grades from three drill holes from its infill drilling program including 32 meters of 2.53 g/t Au in drill hole KERC389.  Please see drill hole location map at www.keeganresources.com.  Keegan has a significant amount of assays still pending from recent drilling north of the resource zone which will be accompanied by drill sections once available.

Table 1. Significant step out hole intercepts from recent Esaase Drilling (From, To, Width in meters, Grade in g/t Au)

Drill ID	From (m)	To (m)	Width (m)	Grade (g/t)	Drill ID	From (m)	To (m)	Width (m)	Grade (g/t)
Stepout holes					Stepout holes
KERC344	13	19	6	7.62	KERC415	145	156	11	1.41
KERC376	24	31	8	1.42	KEDD416	75	106	31	0.94
KERC403	143	150	7	1.11	KEDD416	119	144	25	4.03
KERC404	28	43	15	1.77	including	119	120	1	83.6
including	40	41	1	15.8	KEDD419	45	57	12	11.6
KERC411	99	114	15	1.69	including	53	56	3	44.1
including	100	101	1	17.37	Infill holes
KERC412	0	29	29	2.06	KERC389	48	53	5	1.25
including	0	1	1	38.59	KERC389	84	116	32	2.53
KERC412	130	141	11	1.09	KERC389	84	86	2	21.9
KERC413	140	156	16	0.98	KERC390	1	11	10	0.8
KERC414	6	16	10	0.97	KERC390	86	93	6	2.66
KERC414	47	70	23	1.89	KERC390	124	144	20	1.15
including	55	56	1	22.8	KERC391	139	146	7	0.99
KERC414	81	92	11	0.56	KERC391	156	177	21	0.59
KERC415	94	107	13	0.52

President and CEO Dan McCoy states: "The results further indicate that we are likely to see a significant expansion of the resource to the north as well to the south. We are very pleased with the excellent continuity of mineralization and the higher grades that we are seeing both within the 43-101 resource as well as in the step out drilling."

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Drill core is HQ width and is split logged and sampled on site. All core and RC samples are assayed using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are averaged. Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. All internal intercepts above 10 g/t Au are reported within the intercept. Intercepts of less than 5 meters or less than 5 g/t Au X meter grade-thickness are not reported. Mineralization in each zone strikes from approximately 10 to 30 degrees east of north and dips 45 to 90 degrees to the west. Drill holes are oriented at 90 to 110 degrees azimuth (270 in holes targeting the vertically dipping B-1 structure and are inclined at 45 to 60 degrees, so true widths are estimated to be over 70% of the drilled widths.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN and on the AMEX under the symbol KGN. More information about Keegan is available www.keeganresources.com

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at: http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture and AMEX Exchange have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.